

Mail Stop 3561

May 21, 2018

Via E-mail
Hilton H. Schlosberg
Chief Financial Officer
Monster Beverage Corporation
1 Monster Way
Corona, California 92879

Re: Monster Beverage Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 1, 2018
File No. 001-18761

Dear Mr. Schlosberg:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining